November 6, 2009
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:   Yolanda Crittendon
                    Wilson K. Lee
RE:	Brandywine Operating Partnership, L.P. Form 10-K for the year ended December 31, 2008 Form 10-Q for the period ended March 31, 2009 Filed on March 2, 2009 and May 8, 2009 File No. 000-24407
Dear Ms. Crittendon and Mr. Lee:
Pursuant to our teleconference with you and your colleagues on October 7, 2009 we are providing the below information to supplement your review of the tax credit transactions that we entered into during 2008. We are hopeful that this letter is responsive to the requests for information made in that call. We understand that the purpose of your review of the above referenced filings is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosures in our filings.
Our references below to “tax credits” and “tax credit transactions” generally cover both the Historic Tax Credit (“HTC”) and related monetization transaction and the New Market Tax Credit (“NMTC”) and related monetization transaction. Unless otherwise indicated, we use the terms “we,” “us,” “our” and “Brandywine” to refer to Brandywine Realty Trust and Brandywine Operating Partnership, L.P. and their subsidiaries.
Included herein, we have provided the following additional information in response to the requests made on that call in order to help to supplement your review. The additional information is organized under the following captions:

		Page Ref.
I.	Overview of Structure of Entities	3

II.	Additional FIN 46(R) Information	9

III.	Additional Put/Call Information on the Non-controlling Interests	11

IV.	Financial Statement Presentation and Journal Entries	13
Background
Brandywine Realty Trust is a real estate investment trust (“REIT”). As a REIT, Brandywine is required to distribute its taxable income annually to its shareholders and receives a dividends paid deduction for the amount distributed. As such, we generally do not have a federal income tax liability. Credits against Brandywine’s federal income taxes are therefore of limited benefit. Accordingly, as development of the Post

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Office and Garage progressed, we examined approaches to monetizing the tax benefits afforded by these projects. Our development of these projects was not contingent on our ability to monetize the tax benefits and we commenced the projects prior to finding a tax credit investor for these tax benefits.
If we were not a REIT we would utilize the credits as a reduction of our federal income tax liability. However, the credits themselves are not applied to taxable income but rather to the amount of federal income tax owed. If the credits were treated as a reduction of taxable income, then they could benefit us by reducing our dividend requirement. Since the credits are used to reduce a federal income tax liability which we generally do not have due to our dividends paid deduction, the credits themselves were not of use to us. Use of the credits as a reduction to an entity’s federal income tax liability would benefit the entity’s statement of operations by reducing the entity’s recognized federal income tax expense. In our case, we monetized this attribute and, accordingly, our proposed accounting results in the recognition of income in our statement of operations over the IRS recapture period.
Under the tax credit transactions, USB will receive the benefit of using the credits as a federal income tax deduction and we will recognize income from the monetization of the credits. For tax purposes, payments that we receive on account of our sale of the tax benefits under both the HTC and the NMTC will result in taxable income to us, although the recognition and timing of such income for tax purposes is different than that which we are proposing under GAAP. Accordingly, over time we will be required to pay out a higher amount of dividends in the year such taxable income is recognized.
To assist us in monetizing the tax credits, we engaged The Reznick Group (“Reznick”), a recognized expert in the field of tax credit transactions. As part of its engagement, Reznick oversaw the process by which we identified potential purchasers for the tax credit benefits and ultimately selected USB as the purchaser (i.e., the tax credit investor).
After giving consideration to the fact that, as a REIT, our ability to utilize the available tax credits would be limited and the value of the credits diminished and after consideration of the bids received, we determined it was in our best interest to monetize the tax credits in a transaction with USB. The tax benefits associated with the HTC and NMTC were monetized through the formation of certain entities (referred to in this letter as “transaction entities”) in which USB acquired an interest. It is through this structured arrangement that we are able to pass through the tax credits to USB. While the transaction entities for the Post Office and Garage projects differ, in each case USB became the “tax credit investor”.
Overview of Accounting Analysis
As we proceeded through the syndication process and tax projection process with Reznick, we were evaluating the GAAP accounting treatment for the tax credit transactions. As noted in our response letter dated June 2, 2009, we looked to the following GAAP accounting pronouncements in determining the appropriate accounting treatment:
1)	FIN 46R, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46R”);

2)	FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34” (“FIN 45”);

3)	FAS 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“FAS 150”); and

4)	SAB 104, “Revenue Recognition” (“SAB 104”).
Another aspect to our analysis was to review REIT and other public company filings to determine how similar transactions have been accounted for. We found the number of public companies with these transactions to be limited. One of particular note was Apartment Investment & Management Company, whose Quarterly Report

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on Form 10-Q for the quarter ended September 30, 2006 applied revised accounting treatment to prior periods to reflect the proceeds from the sale of Low Income Housing Tax Credits as deferred income and to recognize the proceeds from the sale as revenues when the company’s obligation to deliver expected tax benefits to investors was relieved.
Our GAAP analysis led to the conclusion that:
1)	The proceeds received in exchange for the transfer of the tax credit benefits should be recognized as revenue proportionately as the tax benefits are delivered to the tax credit investor and our obligation is relieved,

2)	Direct and incremental costs incurred in structuring these arrangements should be deferred and amortized over the expected duration of the arrangement in proportion to the recognition of related revenue,

3)	Investor contributions in excess of recognized revenue at any point in time should be reported as deferred income in our consolidated balance sheet.

4)	The non-controlling interests should be classified as liabilities.
Through our research we noted that not all tax credit transactions are structured in exactly the same manner, however, the key underlying element in reaching a GAAP conclusion for accounting for these transactions is to look to the economic substance. Regardless of the precise structure used for tax purposes, the ultimate GAAP conclusion is that the cash proceeds that we will receive from USB principally relate to the monetization of tax credits. The monetization of these credits does not change our ultimate ownership of or investment in the Post Office or the Garage and as a result, we believe that such proceeds, net of such amounts recognized as non-controlling interests should be treated as deferred income to be recognized in our Consolidated Statement of Operations when we no longer have an obligation to USB under the transaction guarantees and IRS recapture provisions.
Since the contributions made by USB are for their purchase of the tax credits that are available, we will treat those contributions allocated to that component of the purchase as deferred revenue resulting from the sale of the tax credits rather than as non-controlling interests on our balance sheet. USB is an investor only with limited decisions making ability as we (i) own the Projects, (ii) are responsible for constructing and delivering the Projects, and (iii) will own 100% of the Projects when USB exercises its put at the end of the IRS recapture period. In this regard, as noted in the Additional Put/Call Information on Non-controlling Interest section below (Section III), based on the design and pricing of the transaction, we expect that USB will exercise the put because we believe the exercise of the put provides the greatest tax benefit to USB. The exercise of the put is not required under our agreement with USB; however, in addition to the economic analysis that we performed, the design of the put, and how the put was factored into the pricing on the transactions, we noted, during our process undertaken with Reznick, that out of the many transactions that Reznick has worked on, there were only two instances in which the put was not exercised.
I. Overview of Structure of Entities
The discussion below of the transaction entities and transaction documents (which we provided to you on September 15, 2009 pursuant to Rule 12b-4) supplements the analysis in our July 17, 2009 letter and addresses features of the transaction documents that we believe relevant to our FIN 46(R) analysis.

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Historic Tax Credit Transaction
The principal entities in the HTC transaction, which will be discussed in greater detail below, are:
1)	USB – “Tax Credit Investor”

2)	Brandywine Cira PO Master Tenant LLC (“Master Tenant”) or (“LLC”)

3)	Brandywine Cira Post Office, LP (“Landlord”)

4)	Brandywine Cira PO Developer LLC
Brandywine Realty Trust and its related entities are referred to as “we”, “us”, “our” or “BDN”.
In exchange for its contributions into the project, USB is entitled to substantially all of the benefits derived from the tax credit, but does not have an expected material interest in the underlying economics of the property. The transaction includes a put/call provision (as noted in our previous correspondence and as described above and in more detail below) whereby we may be obligated or entitled to repurchase USB’s interest in Master Tenant. The structure of the transaction effects the HTC allocation to USB.
Based on the contractual arrangements that obligate us to deliver tax benefits to USB and that entitle us, through fee arrangements, to receive substantially all available cash flow from the transaction entities during the period prior to the exercise of the Put, we concluded that these entities are most appropriately accounted for by us as wholly-owned subsidiaries. We also concluded for financial accounting purposes, that capital contributions received by the Master Tenant from USB (net of the amounts allocated to the put obligations as described in the Additional Put/Call Information on the Non-controlling Interests section below (Section III )), are, in substance, consideration that we will receive in exchange for our obligation to deliver tax credits and other tax benefits to USB. We have concluded that these receipts should be recognized as revenue in our consolidated financial statements when our obligations to USB are relieved upon delivery of the expected tax benefits, without the potential for IRS recapture. Accordingly, the cash proceeds from the USB contributions were allocated into two accounting units – both of which are recorded as liabilities on our balance sheet. The first represents the mandatorily redeemable non-controlling interests and the other is for deferred income from proceeds from the sale of the tax credits. The mandatorily redeemable non-controlling interest is accreted to its put price based on the estimated put date. The deferred income will be recorded as revenue as any potential recapture obligation is relieved.
The following provides details on the transaction entities, the agreements entered into and the resulting accounting conclusions.
Brandywine Cira PO Master Tenant LLC (“Master Tenant”) or (“LLC”)
We formed Master Tenant in September 2008 and it has a perpetual term. USB is the “Investor Member” of Master Tenant, holding a 99.9% interest, and Brandywine Cira Post Office LLC (a wholly-owned subsidiary of Brandywine OP) is the “Managing Member” of Master Tenant, holding a 0.01% interest. The relationship between Investor Member and Managing Member is established in the operating agreement of Master Member (the “Operating Agreement”), a copy of which we previously provided to you. In the Operating Agreement the parties allocated to USB the tax benefits of the HTC and allocated to our wholly-owned subsidiary (Brandywine Cira Post Office LLC) the payments by USB for the tax benefits.
Capital Contributions
USB will contribute to Master Tenant $67,966,185 in four installments as follows (capitalized items are defined in the Operating Agreement):
1)	First installment of $10,194,928 at closing

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2)	Second installment of $23,788,165 upon later of September 1, 2009 or achievement of 50% lien-free Construction Completion (second installment not paid through the date of this letter)

3)	Third installment of $30,584,783 upon the latest to occur of (a) April 1, 2009, (b) achievement of 75% lien-free Construction Completion or (c) receipt of evidence satisfactory to USB of a fully executed amendment to the GSA lease naming Master Tenant as assignee thereunder

4)	Fourth installment of $3,398,309 upon the later of November 1, 2010 or the satisfaction of all of the following conditions: (a) Final Closing, (b) achievement of 100% lien-free Construction Completion, (c) receipt by USB of the Cost Certification, (d) receipt by USB of Part 3 Approval, (e) delivery to USB of an updated Title Policy report and a complete set of as built drawings for the Property and (g) evidence of payment for completion of the Rehabilitation and no filed mechanics liens.
The USB capital contributions will be used by the Master Tenant (i) to fund a small operating reserve ($25k) and (ii) with the balance to make capital contributions to the Landlord.
The journal entries recorded to reflect these contributions (assuming consolidation by us of the Master Tenant entity, as we had previously concluded) are reflected in the Journal Entry section below.
Management of the Master Tenant
As the Managing Member of Master Tenant, Brandywine Cira Post Office LLC has the full, complete and exclusive power and authority to manage and control the business and affairs of Master Tenant, except for those matters, identified in Section 8.02(b) of the Operating Agreement, that are subject to USB’s reasonable consent, including:
1)	sell, refinance, or otherwise dispose of all or substantially all of the assets of the Master Tenant;

2)	supplement, replace, renew, cancel or materially amend the Operating Agreement, the Lessor Partnership Agreement, the Master Lease and the Options Agreement;

3)	incur debt in excess of $250,000 except for Subordinated Loans or Operating Deficit Loans;

4)	undertake any rehabilitation, repairs or other work that is inconsistent with standards established by the US Secretary of the Interior;

5)	acquire real property in addition to the Leasehold interest;

6)	bankruptcy proceedings;

7)	take any action that causes the building to be delisted from the National Register of Historic Places;

8)	enter into any Leasehold Mortgage.
Brandywine Cira Post Office LLC may be removed as Managing Member of Master Tenant only upon the occurrence of certain events such as misconduct, negligence or a material breach of the Operating Agreement.
Allocation of Profits and Loss and Cash Flow
All operating profits and losses and all credits are allocated among the members in accordance with their percentage interests.
All cash flow is paid as follows (capitalized terms defined in the Operating Agreement):
1)	payment to USB CDC of any Capital Contribution Adjustments which have not otherwise been satisfied in accordance with the Agreement (USB CDC is not an SPE that entered only into our HTC transaction; it has entered into other transactions as well)

2)	distribution to USB CDC of the Special Tax Distribution

3)	distribution to USB CDC of the Priority Return for the LLC Fiscal Year plus any outstanding Priority Return and interest accruing thereon for any prior LLC Fiscal Year (this is the 2% Preferred Return).

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4)	repayment pari passu of any Subordinated Loans (and accrued interest thereon) and any Operating Deficit Loans

5)	payment to the Managing Member of any accrued and unpaid, Incentive Management Fee (as defined in the Incentive Management Fee Agreement) and then to pay any current year’s Incentive Management Fee

6)	the balance shall be distributed 0.01% to BDN and 99.99% to USB
Note that cash flow payments described in 1) and 2) above (i) are either not significant or not expected to be paid based on current projections; (ii) would reduce the deferred amounts and (iii) would be recognized as contingent interest associated with the mandatorily redeemable non-controlling interest liability when incurred. We have accounted for the 2% Preferred Return noted in 3) above as interest relating to the mandatorily redeemable non-controlling interest from inception because amounts are expected to be paid. Additional information on the Preferred Return is included in the Additional Put/Call Information on the Non-controlling Interests and Financial Statement Presentation and Journal Entries, Section III and IV, respectively, below. It is the current expectation that payments never get beyond 3) assuming the Put is exercised.
Guarantees and Obligations
In addition to recapture obligations, we have other financial commitments (all references are to the Operating Agreement).
1)	Liquidity Covenant – Section 4.01(g) and 4.02 (t) – Brandywine has represented and covenanted that it will cause one of its Affiliates to have available an amount equal 150% of USB’s paid in capital contributions on one or more of its lines of credit. For example if USB has $10,000,000 contributed, then Brandywine is obligated to ensure that $15,000,000 is available on its line of credit. This liquidity covenant is considered in both the current quarter presentation of our availability under our line of credit and is factored into our 2009 and 2010 liquidity plans.

2)	Funding of Excess Development Costs and Operating Deficits – Brandywine is obligated to fund all Excess Development Costs and Operating Deficits of Master Tenant. Also, until the end of the HTC five year recapture period plus six months, Brandywine is obligated to advance cash to Master Tenant to fund Operating Deficits. Such advances would take the form of loans to Master Tenant. No Excess Development Costs or Operating Deficits existed at December 31, 2008.

3)	USB Tax Distributions and 2% Priority Payments – Section 11.01(a) – If there is insufficient net cash flow in an LLC Fiscal Year to pay any Special Tax Distribution or Priority Return due to USB, then Brandywine will advance the amount of the deficiency to Master Tenant as an Operating Deficit Loan no later than 90 days after the end of the applicable LLC Fiscal Year and such amount will promptly be distributed to USB.
Other Financial Commitments
The aggregate amount of USB’s scheduled capital contributions was based on projected tax credits. If actual tax credits were to be less than projected tax credits, then Brandywine Cira Post Office LLC, as Managing Member, would be required to pay to USB an amount that reflects the shortfall.
As Managing Member, Brandywine Cira Post Office LLC also must repurchase USB’s interest in Master Tenant if: (i) the Post Office property is not placed in service by December 31, 2011; (ii) Master Tenant has not received Part 3 approval within 12 months of the placed in service date; (iii) an event of default occurs prior to final closing; (iv) the Post Office property qualifies for less than 60% of the projected tax credits; or (v) Master Tenant fails to achieve stabilized occupancy within 18 months of the placed in service date. (Consistent with our discussion above, we will not recognize USB’s capital contributions as revenues in our statement of operations prior to the lapsing of these events). We expect that the “placed in service” date for the Post Office property will be in July 2010 (based on our construction timeline and activities), which would allow us to receive the Part 3 approval in a timely manner thereafter. Also, we expect that the IRS lease commencement will be in August

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2010, which would achieve the stabilized occupancy hurdle within the allotted time period. The other two items (risk of event of default and qualification of the projected credits) would have passed prior to our recognition of any revenues. As we have previously indicated, we do not expect to recognize revenue until at the earliest 2011 (after these hurdles have been achieved).
If we were to determine for any reason not to proceed with the Post Office project then we would be required to repay USB its capital contributions together with an 8% return thereon. The 8% return is consistent with the internal rate of return (IRR) that was anticipated by USB in its determination of the amount of cash it was willing to pay for the credits, which is consistent with the Reznick projections.
Brandywine Cira Post Office LP (“Landlord”)
Landlord is the owner of the Post Office property and has agreed to elect under Section 50 of the Internal Revenue Code to pass-through to Master Tenant the benefits of the HTC to which Landlord would otherwise be entitled on account of its rehabilitation of the Post Office property.
Capital Structure
As set forth in Schedule A of the limited partnership agreement of Landlord (the “Landlord Agreement”), Master Tenant holds a 5% limited partner interest in Landlord and wholly-owned subsidiaries of Brandywine hold the remaining interests, consisting of a 0.95% general partner interest and 94.05% in limited partner interests. Under the limited partnership agreement of Landlord, Master Tenant will contribute to Landlord, on account of Master Tenant’s 5% interest, the amounts that USB contributes to Master Tenant.
Management of Landlord
The general partner (GP) has exclusive power and authority to manage and control the business and affairs of the Landlord. Section 8.02(b) of the Landlord Agreement lists the matters that are subject to USB’s reasonable consent, including:
1)	sell, refinance, or otherwise dispose of all or substantially all of the assets of the LLC;

2)	supplement, replace, renew, cancel or materially amend the Operating Agreement, the Lessor Partnership Agreement, the Master Lease and the Options Agreement;

3)	incur debt in excess of $250,000 except for Subordinated Loans or Operating Deficit Loans;

4)	undertake any rehabilitation, repairs or other work that is inconsistent with standards established by the US Secretary of the Interior;

5)	acquire real property in addition to the Leasehold interest;

6)	bankruptcy proceedings;

7)	take any action that causes the building to be delisted from the National Register of Historic Places;

8)	enter into any Leasehold Mortgage
Allocations of Profits and Losses and Cash Flow
Profits and losses are allocated among the partners in accordance with their percentage interests in Landlord except that for Landlord fiscal years 2010 through 2015, Master Tenant shall be specially allocated 46.3% of the operating losses and any remaining operating losses shall be allocated among the partners in accordance with their percentage interests in Landlord. Net cash flow available for distribution shall be paid as follows (capitalized terms defined in the Landlord Agreement):

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1)	distribution to the LLC (Master Tenant) of the priority return for the lessor fiscal year, plus any outstanding priority return and interest accruing thereon for any prior lessor fiscal year

2)	payment of any accrued and unpaid asset management fee to BDN

3)	payment of any accrued and unpaid Guaranteed Payment (paid to the initial GP and LPs — all BDN entities — if they are required to make supplemental capital contributions, to the extent they would need to repay the construction loan)

4)	to the developer of any accrued and unpaid Development Fee to BDN

5)	payment of any accrued and unpaid preferred return (this payment is in 2016 to BDN, with BDN receiving Guarantee Payment until then)

6)	to the repayment, pari passu, of any Subordinated Loans and accrued interest thereon and any Operating Deficit Loans

7)	to return so much of the Supplemental Capital Contributions as the general partner and the initial limited partners (all BDN entities) shall request and

8)	the balance shall be allocated and distributed 0.95% to the general partner, 94.05% to the initial limited partner and 5% to the LLC (Master Tenant).
Leases
The lease entered into between the GSA and BDN is a 20 year lease with base rent and expense reimbursements. Note that this lease is currently a sublease between the USPS and the GSA (“GSA Lease”). USPS has entered into a 20 year lease with Landlord that will terminate upon substantial completion of the rehabilitation, at which time the USPS will assign the GSA Lease to Landlord and Landlord will become the direct lessor under the GSA Lease.

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The Master Lease agreement is entered into between Landlord and Master Tenant. The lease has a term of 29 years and 11 months and therefore is less than 75% of the economic useful life. The payments mirror the payments under the GSA lease with an additional 10 years after the end of the GSA lease.
New Market Tax Credit Transaction
NMTC investments are made through Community Development Entities (“CDE”) and such entities are qualified through the US Department of the Treasury. NMTCs are earned for a qualified equity investment made by a taxpayer in a CDE if substantially all of the investment is used by the CDE to make a qualified low income community investment in qualified active low income community businesses. It is through its equity contributions into the CDE entities described below that USB is able to receive the benefits of the NMTC. The structure of the transaction is necessary in order to effect the allocation of the tax credits to USB as the investor member of the CDE.
The NMTC benefit is equal to a 39% tax credit of invested equity/loan that a corporation or individual is entitled to take on its income tax return over a 7 year period. The 39% is utilized as follows:
•	5% of the invested equity /loan for the first 3 years (beginning in the initial year of the investment — 2008)

•	6% of the invested equity/loan for the last four years
NMTC transactions typically involve three participants: (i) a borrower, (ii) an investor who makes an investment and receives NMTCs and (iii) a CDE that has received allocations of NMTCs from the U.S. government and is thereby able to facilitate a NMTC financing transaction between the investor and borrower.
The CDE investors in this financing arrangement are Renaissance Finance VIII, LLC (“Renaissance Sub-CDE”) and New Opportunities Sub CDE VI, LLC (“USB Sub-CDE”). Renaissance Sub-CDE is managed and partially owned (0.01%) by Renaissance Finance, which is a private financial institution and USB Sub-CDE is managed and partially owned (0.01%) by USB. The remaining equity interest (99.99%) of each of the Renaissance Sub-CDE and USB Sub-CDE is owned by Cira Garage Investment Fund LLC (the “Fund”), a company established for the purpose of facilitating this NMTC financing arrangement. The Fund equity is 100% owned by USB, but we provided significant financing to this entity to facilitate the transaction.
The Fund was capitalized with $13.3 million of equity contributions from USB. In addition, we loaned $31.2 million to the Fund and our loan is represented by a 1.97% note receivable due in December 2038 (the “Note”). The Fund used the equity and loan proceeds to make contemporaneous 99.99% equity investments in each of Renaissance Sub-CDE and USB Sub-CDE. The remaining nominal equity interests were issued to USB and Renaissance Finance. The aggregate funds received by the Fund were also used to establish an operating reserve and fee reserves for the Sub-CDEs.
Renaissance Sub-CDE and USB Sub-CDE, upon receipt of their equity and debt funding, contemporaneously made aggregate loans of $25.8 million and $14.8 million, respectively to the NMTC Borrower (a wholly owned subsidiary of ours) represented by a series of notes. The NMTC Borrower issued to Renaissance Sub-CDE three notes totaling $25.8 million, the first two of which total $24.5 million with a 30 year term and a 1% interest rate and the third is for $1.3 million with a 7 year term and a 1% interest rate. The NMTC Borrower issued to USB Sub-CDE two notes totaling $14.8 million each with a 30 year maturity and a 1% interest rate. All amounts paid by us to service these notes are remitted to us to satisfy the debt service under the Note, thereby not permitting any payments to the equity holder.

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The difference between the $40.6 million in loans made to BDN and the aggregate capital contribution and loans of $44.5 million provided to the CDEs was principally paid to Renaissance as a fee. In addition, BDN must pay an exit fee to Renaissance as to part of this transaction. The exit fee is discussed in the Additional Put and Call Information on the Non-controlling Interests under Section III.
The interest on the loans from the CDEs to the NMTC Borrower is to be paid annually. The interest on the funds borrowed by the Fund from us is to be paid to the extent the interest is paid on the CDE loans. The remaining interest owing under our loan accumulates and interest is compounded. This ensures that no cash is transferred to USB or Renaissance prior to maturity but instead the debt service that we pay to the CDE is used to service the loan we made to the Fund. On December 31, 2015 (corresponding to the end of the tax credit compliance period), the $1.3 million CDE loan becomes due and payable and will require a payment from us to Renaissance and is referred to as an “exit fee.”
In exchange for USB’s contributions into the Fund, which then made a qualifying investment in the Project, USB is entitled to substantially all of the benefits derived from the tax credit, but USB does not have a material interest in the underlying economics of the Project. This is accomplished by allowing USB to “buy” the NMTCs by making an equity contribution to the Fund. USB’s interest in the Fund also contains a put whereby we may be obligated to purchase USB’s interest. As previously noted, we believe the put will be exercised. See additional information under Additional Put and Call information on the Non-controlling Interests under Section III.
Guarantees and Obligations
Our NMTC obligations include:
•	The financing structure must stay in tact for seven years; otherwise it would constitute a recapture event.

•	We have provided a guarantee that we will satisfy requirements that the Garage is a qualified active low income community business and will continue to qualify as such and will perform each and every covenant under the loan agreement in terms of operating as a low income community business

•	If there is a recapture event, we would pay USB an amount equal to its planned IRR. This is only to be paid in the event that the recapture event is caused by or results from any failure to maintain its status as a Qualified Active Low income housing business. (Unconditional Guaranty and Indemnity agreement Section I.2 – included with the documents previously delivered to you).
Another recapture event would occur if the loan proceeds from the CDEs were not spent exclusively on qualifying expenditures within the 12 months following their receipt, thereby causing a violation of the status of the NMTC Borrower as a QALIB and triggering a tax recapture to the investor.
USB and Renaissance effectively have no risk of loss and are covered by the Unconditional Guaranty and Indemnity. We bear the risk that in the event a recapture event occurs, we will be required, within 10 days of the determination of a recapture event, to pay USB an amount equal to the stated IRR included in the projections reviewed prior to entering into the NMTC structure.
Our NMTC guarantee and other obligations comport with our accounting treatment of the net cash received as deferred income until we have satisfied all necessary obligations to be entitled to the benefits of the NMTC transaction.

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II. Additional FIN 46(R) Information
Historic Tax Credit Transaction
We considered the provisions of FIN 46(R) to determine whether the Master Tenant entity is a variable interest entity.
We believe Brandywine has the controlling financial interest based on its obligations under the agreements noted above. Accordingly, Brandywine should consolidate the various entities that form the HTC transaction.
Given that FIN 46(R) applies to all entities regardless of their purpose, we first evaluated whether the Master Tenant entity would be a variable interest entity (“VIE”) and if it is a VIE, whether we would consolidate the Master Tenant entity. We determined that the Master Tenant entity is a VIE because there is a lack of sufficient equity at risk since additional capital contributions are required to be made by USB in order for the Master Tenant to be able to meet its capital commitments to the Landlord (i.e., meets paragraph 5(a) of FIN 46(R)). In addition, Master Tenant’s activities and the economic entitlements thereof were largely predefined, as the equity holders at risk do not have the ability to make decisions about the activities that have a significant impact on Master Tenant’s success (i.e., meets paragraph 5b(1) of FIN 46(R)). In addition, it is only with those previously referred to capital contributions that the Master Tenant will be able to satisfy its capital requirements to the Landlord entity which will enable the Landlord entity to generate the tax credits to allocate back to the Master Tenant.
After we concluded that Master Tenant is a VIE, we then assessed who would be the primary beneficiary. We and USB are considered related parties under FIN 46(R) since neither of us can sell or encumber our respective interests without permission of the other party; this is the de facto agency relationship described in paragraph 16a of FIN 46(R). Since USB and we are considered related parties and would absorb a majority of the variability of the entity as a related party group, we evaluated the related party tiebreaker highlighted in paragraph 17 of FIN 46(R). We determined that we are the primary beneficiary under the related party tie-breaker since we are the party most closely associated with the entity. In reaching this determination we considered the following factors, and determined that, based on the weight of the evidence, we are the primary beneficiary of the Master Tenant and should consolidate: (i)the Master Tenant was principally established to monetize tax attributes for one of our projects that we could not otherwise use; (ii) we provided protection to USB’s investment in the Master Tenant through guarantees (See Guarantees and Obligations and Other Financial Commitments under Section I); (iii) we will assign to the Master Tenant a pre-existing lease that we negotiated several years ago, and (iv) leasing of office space is our primary business.
New Market Tax Credit Transaction
We concluded that the Fund met the definition of a variable interest entity. The Fund is a VIE principally on the basis that the holders of the equity investment at risk (i.e. USB) lack the direct or indirect ability through its voting rights or similar rights to make decisions about the Fund’s activities that have a significant impact on its success (i.e., meets paragraph 5b(1) of FIN 46(R). In this instance, no decisions are made by the Fund as its sole purpose is to make an equity contribution to the CDE, which then funded us in a pre-established transaction. Therefore, although USB is the sole equity holder of the Fund, basing the consolidation decision on voting rights would not appear appropriate given the design of the entity. Our variable interests in the entity are the loan we made to the Fund and the guarantee and indemnity regarding the repayment of the loans made to us by the CDEs and the delivery of the tax credits, including a guarantee should such tax credits be recaptured. Based on a qualitative assessment of our interests relative to the other variable interest holders, we are considered to be the primary beneficiary because we absorb a majority of the variability in the entity. As a result, we consolidate the Fund including the CDEs which are 99% owned by the Fund.

Securities and Exchange Commission
November 6, 2009

III. Additional Put/Call Information on the Non-controlling Interests
Historic Tax Credit Transaction
Transactions that monetize federal tax credits commonly involve an option agreement between the owner of the property to which the tax credits relate and the HTC investor. As part of our HTC transaction, an affiliate of USB and a wholly owned subsidiary of BDN (Brandywine Cira Post Office LLC) entered into an Option Agreement (separate agreement included in the documents previously provided to you).
In the Option Agreement, we granted an option (the “Put”) to USB to require us to purchase USB’s interest in Master Tenant upon the specified terms. The Put can be exercised by USB at any time during the six month period beginning with the 61st month following Substantial Completion but in no event during the Recapture Period. The purchase price payable under the Put is calculated as: (i) the amount of any unpaid Priority Return and Special Tax Distribution owed to USB through the date of payment of the Put Price plus (ii) 5% of USB’s Capital Contribution related solely to the HTC. We expect that USB will exercise the Put. The put price is expected to be 5% of total USB contributions of approximately $69.0 million. We understand that upon exercise of the Put, USB will receive an additional tax benefit (see further details below under Economics of HTC to USB), because USB’s tax basis in its interest in Master Tenant will exceed the Put payment and USB will have a loss on the sale of the interest. We note, of course, that the tax consequences of USB have no applicability to our financial statements. Also, our advisors on the transactions expect that USB will exercise the put in order to make them viable partners for future tax credit transactions; again not just with BDN but with other potential tax credit partners.
If USB does not exercise its Put, we have the right and option at any time during the six month period following the Put Option Period to purchase USB’s interest in Master Tenant for an amount equal to the greater of (i) the fair market value of USB’s interest in Master Tenant, as determined by an independent appraiser selected by us, or (ii) an amount equal to the local, state, and federal taxes projected to be imposed on USB as a result of the sale of its interest in Master Tenant for fair market value pursuant to our call option. However, in no event shall the call price be less than the put price.
Based upon the terms of the Put and the design of the Master Tenant and related transaction, we expect the Put to be exercised, and accordingly we have reflected the present value of the Put price as a liability in our financial statements (see Financial Statement Presentation and Journal Entries Section IV below). We considered the guidance in FAS 150 in evaluating whether or not the non-controlling interests should be recognized as a liability. In many fact patterns, the existence of a put in and of itself would not result in the non-controlling interests being classified as a liability. However, in our fact pattern, and despite the form of the arrangement having been structured in a manner which affords USB an option to put its interest to us, the substance of the arrangement is that the Put will be exercised at the Put price. As a result, we treated the puttable non-controlling interests as a liability under the guidance of paragraph 9 of FAS 150. In essence, the puttable non-controlling interests are effectively a financing arrangement and we believe that the put is expected to be exercised (in effect – deep in the money). This is similar to the conclusions reached regarding derivative 2 of EITF 00-4 regarding puts and calls embedded in non-controlling interests. In that fact pattern, the EITF concluded that the substance of the arrangement is that of a maturity date – since the put and the call are at the same strike price. In our arrangement, given that the put is deep in the money, it effectively functions as a maturity. The carrying amount of the liability was determined under paragraph 22 of FAS 150 at the present value of its expected settlement amount and was recorded at the transaction date. The balance of the contribution amount, after deducting the amounts attributable to the non-controlling interest liability (the puttable liability), is considered a liability, and relates to the deferred liability associated with the sale of the tax credits. Our analysis as to the characterization of this liability was provided in our submission dated June 2, 2009.

Securities and Exchange Commission
November 6, 2009

The table below shows the expected present value on each date that we expect to receive a contribution from USB and it is those amounts that will be accreted to $3.4 million, through the expected put date of December 31, 2015. Our expectation reflected below was based on expected timing as of December 31, 2008; however, based on the timing of project spending since December 31, 2008 we currently expect to receive the September 2009 contribution in November 2009.
Present Value of Put at date of expected contributions

Nov-08	$292,175
Sep-09	$728,531
Apr-10	$978,232
Nov-10	$113,755

Total	$2,112,693
In order to determine the present value of the liability at each contribution date, we considered the projected internal rate of return as marketed to potential investors. An 8% internal rate of return was determined by reference to the economic benefits USB will obtain as the tax credit investor and was considered by us to be a reasonable discount rate for these purposes.
We will accrete the liability using the effective interest method until the Put date. USB will make its contributions in tranches and therefore the amount allocated to the liability would be the present value of 5% of USB’s capital contribution at the date each contribution is made. In addition, the 2% return on USB’s capital contributions is also attributable to the interest incurred on the puttable minority interest and is recognized through interest expense consistent with the liability classification of the non-controlling interest. While contractually the 2% does not begin to accrue until 2010, in our accounting model, we begin to accrue amounts based on the contributed cash received because we believe it is probable that the 2% accrued return will be paid. Expected cash payments are recognized following the effective interest method.
Economics of HTC to USB
We expect the Put to be exercised based on the tax benefit to USB upon exercise. The exercise of the Put is projected to result in a tax loss to USB of approximately $99.8 million. This is calculated by subtracting the proceeds USB receives on the Put from their tax capital account at the time of the exercise of the Put. Note that the exercise of the Put will cause an acceleration of the amortization into gross income of the remaining unamortized rehabilitation tax credits. USB will have taxable income equal to the remaining unamortized rehabilitation tax credits in the year the Put is exercised and its tax capital account will be increased accordingly, which will be offset by the taxable loss previously described.
It is projected that USB’s capital account for tax purposes will be approximately $103.2 million at the time the Put is exercised ($68 million capital contributed — $10 thousand cumulative taxable loss + $42.3 million accelerated rehabilitation tax credit amortization — $7.1 million distributions). The current projections do not contemplate the need to pay any Special Tax Distribution to USB, as it is currently projected that USB will have been allocated cumulative tax losses through 2015. Therefore, the Put option price is calculated at 5% of USB’s capital contribution related solely to the historic tax credits or approximately $3.4 million, generating a taxable loss on the exercise of the Put of approximately $99.8 million.
The tax benefit of the loss is calculated by multiplying the loss by an assumed tax rate of 38%, generating a tax benefit to USB of approximately $38 million. Adding to that the put proceeds of $3.4 million and subtracting approximately $16 million for the tax effect of the acceleration into income of the unamortized tax credits ($42 million multiplied by 38%) generates net after tax proceeds to USB on the exercise of the Put of approximately $25.4 million. This would explain, in part, why USB would pay $1.38 for each $1.00 of tax credits received.

Securities and Exchange Commission
November 6, 2009

New Market Tax Credit Transaction
For the NMTC the put to USB can be exercised at any time during the 6 month period beginning at the end of the 7 year NMTC compliance period in December 2015. Under the federal income tax laws establishing the NMTC program, the NMTC financing transaction structure must stay intact continuously during 7 full calendar years from the date of the qualified equity investment in order to avoid tax credit recapture. This investment was made on December 31, 2008. The put price is an immaterial amount ($1,000) and therefore no present value amount was established as of December 31, 2008. The NMTC also has a programmed exit fee that is payable to the Renaissance entities at the end of the tax credit recapture period which we believe is similar to the put feature because it will become due and payable as of the date we believe the put will be exercised for reasons described above. This amount is recorded as a liability at December 31, 2008 at its present value of $0.7 million and will be accreted up to the expected payment amount of $1.3 million through interest expense on our consolidated statement of operations (see Financial Statement Presentation and Journal Entries Section IV below). The non-controlling interest of $0.7 million is classified as a liability because it is a date certain obligation.
IV. Financial Statement Presentation and Journal Entries
With respect to the above, the line items on our balance sheet as of June 30, 2009 as disclosed in our Quarterly Report on Form 10-Q are impacted by the transaction in the following amounts (in thousands):

	HTC	NMTC	Total
Line Item

Other assets	$2,300	$5,200	$7,500

Other liabilities – original	10,194	13,300	23,494

Other liabilities – put & related accretion for put and 2% Preferred Return	350	707	1,057
Cash was also affected at the time of the transaction, but has since been spent. A further analysis of each journal entry is presented below:
Historic Tax Credit Transaction
The following are the journal entries that we have recorded in our consolidated financial statements pertaining to the HTC transaction (amounts rounded in thousands). We have also presented anticipated entries in certain cases for illustration purposes:

1) Dr. Cash	$10,194
Cr. Deferred income		$10,194
November 2008 entry to record the first contribution from USB; note that deferred income is a component of other liabilities on our consolidated balance sheet.

Securities and Exchange Commission
November 6, 2009

2) Dr. Other assets	$2,300
Cr. Cash		$2,300
November 2008 entry to reflect the deferred costs associated with the HTC transaction that will be deferred until revenue associated with the transaction is recorded. To the extent there is a recapture event such costs or a portion of such costs will be written off in the period the recapture event occurs.

3) Dr. Deferred income	$292
Cr. Other obligations		$292
November 2008 entry recorded to establish the present value of the non-controlling interest associated with the initial contribution. The entry was made contemporaneously with the first contribution received. See Section III of this memo for further clarification of the determination of the amount recorded. Note that other obligations is a component of other liabilities on our consolidated balance sheet.

4) Dr. Interest expense	$23
Cr. Other obligations		$23
December 2008 entry to record the accretion of the non-controlling interest liability based on the put amount associated with the first contribution received for Q4 2008 and to record the current period impact of the 2% Preferred Return.

5) Dr. Interest expense	$35
Cr. Other obligations		$35
March 2009 entry to record the accretion of the non-controlling interest liability based on the put amount associated with the first contribution received for Q1 2009 and to record the current period impact of the 2% Preferred Return.

6) Dr. Interest expense	$35
Cr. Other obligations		$35
June 2009 entry to record the accretion of the non-controlling interest liability based on the put amount associated with the first contribution received for Q2 2009 and to record the current period impact of the 2% Preferred Return.

The following entries will be recorded prospectively once the second contribution has been received. Please note that similar entries will be required in future periods for the third and fourth contributions. Those amounts are noted in the Additional FIN 46(R) section above:

1) Dr. Cash	$23,788
Cr. Deferred income		$23,788
Expected Q4 2009 entry to record the second contribution from USB; note that deferred income is a component of other liabilities on our consolidated balance sheet.

2) Dr. Deferred income	$729
Cr. Other obligations		$729
Expected Q4 entry recorded to establish the present value of the non-controlling interest liability based on the put obligation associated with the second contribution received. See Section III of this memo for further clarification of the determination of the amount recorded. Note that other obligations is a component of other liabilities on our consolidated balance sheet.

3) Dr. Interest expense	$71
Cr. Other obligations		$71
Expected Q4 entry to record the accretion of the non-controlling interest liability based on the put amount associated with the first and second contributions and to record the current period impact of the 2% Preferred Return.

Securities and Exchange Commission
November 6, 2009

The following entry will be recorded prospectively in each of the years ending December 31, 2011 through December 31, 2015 to account for the payment of the 2% Preferred Return that is established in the quarterly interest entries above.

1) Dr. Other obligations	$1,360
Cr. Cash		$1,360
Entry to record the payment of the 2% Preferred Return to USB.
Our current expectation is that we will begin to recognize revenue for the contributions received and expenses for the costs deferred as the credit recapture provisions lapse on a straight line basis over a 5 year period beginning in 2011. Therefore we will record the following in each of the years ending December 31, 2011 through December 31, 2016 to recognize income for the cash contributions received which have been classified as deferred income and expense for the deferred transaction costs. Since the credit recapture expires on December 31 of the related year, we would expect to record the income and associated expense in the fourth quarter of each year as follows:

1) Dr. Deferred income	$13,593
Cr. Other income		$13,593
Total contributions received of $67,965/5 years = $13,593 per year.

2) Dr. Other expense	$460
Cr. Other assets		$460
Total deferred expenses of $2,300/5 years = $460 per year.
When the put is exercised in 2015 the following journal entry will be recorded:

1) Dr. Other obligations	$3,400
Cr. Cash		$3,400
The cash payment for the put is the accreted amount and is equal to the expected put amount.
New Market Tax Credit Transaction
The following are the journal entries that are recorded currently in our consolidated financial statements pertaining to the HTC transaction (amounts rounded in thousands):

1) Dr. Cash	$8,900
Dr. Other assets	$5,200
Cr. Deferred income		$14,100
December 2008 entry to record the NMTC; note that deferred income is a component of other liabilities on our consolidated balance sheet. The other asset amount consists of the present value of the Renaissance exit fee (PV of $1,300 is $700) which will be accreted through interest expense as well as payments of $3,700 made to Renaissance for their allocation to USB and $800 for other closing costs. The amounts in other assets reflects the amount of costs we have incurred to consummate the NMTC transaction and will be recognized as expense in the same period the income is recognized for the NMTC transaction.

Securities and Exchange Commission
November 6, 2009

2) Dr. Interest expense	$22
Cr. Other obligations		$22
This is the amount that will be recorded quarterly from the date the transaction was entered into until the exit payment is made so that the $700 PV recorded in 1) above is equal to the $1,300 exit fee to Renaissance. This amount has been recorded through September 30, 2009 (when the exit fee is paid we will Dr. Deferred income and Cr. Cash for $1,300). As noted above, the put is expected to be exercised. We have not included the put in the above as the put price is expected to be $1.

Our current expectation is that we will recognize revenue for the contributions received as the credit recapture provisions end after 7 years in 2015. The NMTC recapture provisions are different than the HTC recapture provisions in that the NMTC credits are subject to 100% recapture for a period of 7 years; there is no annual reduction to the amount of the recapture. Therefore we will record the following in the year ending December 31, 2015 to recognize income for the cash contributions received and expense the costs deferred upon entering into the transaction

1) Dr. Deferred income	$14,100
Cr. Other income		$14,100
Dr. Other expense	$5,200
Cr. Other assets		$5,200
Entry recorded in December 2015 to recognize income and expense associated with the NMTC transaction once we are past the recapture period. Note that for the NMTC 100% of the credits are subject to recapture for a period of 7 years.
Presentation in the financial statements in years of revenue recognition
We expect to recognize the net revenue (revenue less allocable deferred expenses presented in the journal entries above as other income and other expense) under the other (income) expense caption within our Statement of Operations. We would expect to add additional lines to that section of our Statement of Operations entitled historic tax credit transaction and new market tax credit transaction for the periods in which income is recognized under each transaction.
We analogized to FIN 45 paragraph 12 to determine the attribution model for recognizing the reduction in the initially recorded liability into income. This guidance provides that income can be recognized upon either (1) expiration or settlement of the guarantee (2) by a systematic and rational amortization method or (3) as the fair value of the guarantee changes. Our recognition of the cash proceeds into income will occur over the respective IRS recapture periods of the HTC and the NMTC.
After we determined that, based on the structure and the underlying economics, we effectively monetized available tax credits to USB, we looked to applicable GAAP revenue recognition guidance, primarily SAB 104. This guidance requires that revenue not be recognized until it is realized or realizable and earned. We do not believe that the earnings process relative to the tax credits is complete upon our receipt of proceeds from USB under either transaction because of our underlying guaranty obligations and tax credit recapture provisions. Until the expiration of the tax credit recapture periods, we will not have fulfilled our obligation to USB. Accordingly, we believe that our revenue recognition determination is the appropriate conclusion.

Securities and Exchange Commission
November 6, 2009

In closing, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-832-4907 or Gabe Mainardi at 610-832-4980.

Very truly yours,

/s/ Howard M. Sipzner Howard M. Sipzner
Executive Vice President and Chief Financial Officer
cc:	Gabe Mainardi, Vice President – Accounting & Treasurer
Michael Friedman, Esquire (Pepper Hamilton LLP, Philadelphia)
Sandra Blum (PricewaterhouseCoopers, Philadelphia)
Thomas Barbieri (PricewaterhouseCoopers, Florham Park)